

Mail Stop 3561

September 16, 2008

Cheryl Scully
Treasurer
World Omni Auto Leasing LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

> **Re:** **World Omni Auto Leasing LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 25, 2008**
> **File No. 333-152253**

Dear Ms. Scully:

We have reviewed your responses to the comments in our letter dated August 5, 2008 and have the following additional comments. Please note that all page numbers are to the courtesy copies provide by counsel.

**Base Prospectus**

Pre-funding Arrangement, page 28

1. We note your response to our prior comment 22 and reissue. We note that the initial receivables and the subsequent receivables may be originated using different credit criteria. Please disclose here the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including any differences from the criteria used to select the current asset pool. Alternately, please add a placeholder in brackets for this information in the supplement. Provide the same for the revolving period potentially different criteria as well.

\*     \*     \*     \*     \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324.  If you need further assistance, you may contact me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc:     Via Facsimile (312) 861-2200
        Jeffrey O'Connor, Esq.
        Kirkland & Ellis LLP